EXHIBIT 26(a)


                 INGERSOLL-RAND SUCCESSFULLY COMPLETES CASH
                 TENDER OFFER AND ACQUIRES IN EXCESS OF 90%
                  OF THE SHARES OF CLARK EQUIPMENT COMPANY


     Woodcliff Lake, New Jersey (May 26, 1995) -- Ingersoll-Rand Company today announced that its cash offer for all outstanding shares of common stock of Clark Equipment Company expired, as scheduled, at 5:00 P.M., New York City time on Thursday, May 25, 1995. Ingersoll-Rand, through its subsidiary making the offer, has accepted for purchase all shares validly tendered and not properly withdrawn prior to the expiration of the offer.

     The acceptance of these shares in the tender offer results in Ingersoll-Rand's ownership of in excess of 90% of Clark's outstanding common stock.

     In the second step of the acquisition, Clark will be merged with a subsidiary of Ingersoll-Rand and each Clark share not previously purchased in the tender offer will be converted into the right to receive $86.00 in cash. The merger will be completed as soon as practicable.

     Ingersoll-Rand's acquisition of Clark Equipment creates a global industrial manufacturer with combined annual sales of over $5.5 billion and more than 40,000 employees worldwide.

     James E. Perrella, chairman, president and chief executive officer of Ingersoll-Rand, said, "This acquisition advances Ingersoll-Rand's commitment to expanding our domestic and global product lines and enhancing the company's already strong competitive position. We are delighted to bring Clark and its employees into the Ingersoll-Rand family."